Inhibikase Therapeutics, Inc.

3350 Riverwood Parkway SE, Suite 1900

Atlanta, GA 30339

January 14, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Joshua Gorsky

Re:	Inhibikase Therapeutics, Inc.

Registration Statement on Form S-3

Filed January 10, 2025

File No. 333-284222

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Inhibikase Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-284222) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on Thursday, January 16, 2025 at 4:30 p.m. (Eastern Time), or as soon thereafter as practicable.

Please feel free to direct any questions or comments concerning this request to Marishka DeToy, Esq. of Goodwin Procter LLP at (617) 570-1926.

The Company understands that the staff of the United States Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

INHIBIKASE THERAPEUTICS, INC.

By:	/s/ Milton H. Werner, Ph.D.
	Name:	Milton H. Werner, Ph.D.
	Title:	President and Chief Executive Officer

cc:	Danielle Lauzon, Goodwin Procter LLP Marishka DeToy, Goodwin Procter LLP